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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Sprott Global Resource Investments, Ltd.

TYPE OF REGISTRANT (check all applicable boxes):

X Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1910 Palomar Point Way, Suite 200
(No. and Street)

Carlsbad	CA	92008
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Natalia Yermolina	416-945-3276	nyermolina@sprott.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

Bay Adelaide Centre, 333 Bay Street, Suite 4600	Toronto	On, Canada	M5H 2S5
(Address)	(City)	(State)	(Zip Code)

	85
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Natalia Yermolina_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Sprott Global Resource Investments, Ltd._____, as of December 31_____, 2022_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Note, due to COVID-19 restrictions, and as allowed by the U.S Securities and Exchange Commission statement dated June 18, 2020, the following filing has been made without notarization

Signature: _____

Title: FINOP

_____
Notary Public

This filing contains (check all applicable boxes):**

X (a) Statement of financial condition.

X (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

X (g) Notes to consolidated financial statements.

X h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

X (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

X (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

X (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

X (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

X (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

X (t) Independent public accountant's report based on an examination of the statement of financial condition.

X (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

X (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

X (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

SPROTT GLOBAL RESOURCE INVESTMENTS, LTD.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

[Expressed in U.S. Dollars]

WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED DECEMBER 31, 2022



KPMG LLP
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto, ON M5H 2S5
Canada
Tel 416-777-8500
Fax 416-777-8818

Report of Independent Registered Public Accounting Firm

To the Partners and the Board of Directors
Sprott Global Resource Investments, Ltd.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Sprott Global Resource Investments, Ltd. (the Partnership) as of December 31, 2022, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership as of December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Partnership's auditor since 2016.

Toronto, Canada
March 27, 2023

SPROTT GLOBAL RESOURCE INVESTMENTS, LTD.
STATEMENT OF FINANCIAL CONDITION
<u>DECEMBER 31, 2022</u>

ASSETS

Cash	$ 2,773,979
Cash and cash equivalents at clearing broker	1,019,719
Securities owned, at fair value (Note 3)	30,964
Commissions receivable	629
Receivable from affiliates (Note 5)	1,574,951
Furniture, equipment and leasehold improvements,	
net of accumulated depreciation of $1,158,834	69,065
Other assets	363,998
Total assets	**$ 5,833,305**

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES:

Commissions and salaries payable	$ 272,130
Accrued expenses and other liabilities	279,951
Payable to affiliates (Note 5)	142,681
Total liabilities	694,762

PARTNERS' CAPITAL:

General partner	$ 51,387
Limited partner	$ 5,087,156
Total partners' capital	5,138,543
Total liabilities and partners' capital	**$ 5,833,305**

The accompanying notes are an integral part of these financial statements.

NOTE 1 -   *ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

Organization and Business

Sprott Global Resource Investments, Ltd. (the "Partnership") is a California limited partnership which was organized on September 24, 1993. The Partnership is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The general partner of the Partnership is SGRIL Holdings, Inc. ("SGRIL Holdings"). The Partnership generates the majority of its business from the United States and substantially all of the Partnership's assets are located in the United States.

The Partnership, under Rule 15c3-3(k)(2)(ii), is exempt from the customer protection - reserve and possession or control requirements of Rule 15c3-3 of the SEC. The Partnership does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Partnership by its clearing broker, RBC Capital Markets, LLC ("RBC CM" or "clearing broker") on a fully disclosed basis. As at December 31, 2022, the clearing broker also acts as its custodian for the Partnership's proprietary investments. RBC CM is registered with the SEC and is a member of FINRA; as a result, it is required to maintain minimum levels of regulatory capital at all times. The Partnership's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Partnership is a member.

The Partnership and other affiliated entities are under common ownership and management control of Sprott Inc. ("SII"). The existence of this control could result in the Partnership's operating results or financial position being significantly different from those that would have been obtained if the Partnership were autonomous.

These financial statements have been prepared in accordance with the accounting principles generally accepted in the United States. The significant accounting policies are outlined below.

Securities Valuation and Revenue Recognition

The Partnership records revenue from traditional commission-based brokerage services provided to its clients on a trade-date basis and includes commissions revenue.

Corporate finance advisory revenue is recorded when the underlying transaction is substantially completed under the terms of the engagement and is included in commissions revenue. A portion of this revenue may be received in the form of derivative instruments, such as warrants, whereby management may determine to hold for an extended period of time should future appreciation be probable. Derivative instruments are reported in securities owned on the statement of financial condition.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(continued)

Securities Valuation and Revenue Recognition *(continued)*

The Partnership records its securities owned on a trade-date basis. Realized and unrealized changes in fair value are recorded as Investment and trading in the statement of income in the year the changes occur.

Expenses related to commissions revenue and investment and trading costs are recorded on a trade-date basis.

The Partnership values its securities in accordance with Accounting Standards Codification 820 - Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Partnership uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Partnership. Unobservable inputs reflect the Partnership's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Partnership has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Partnership's own data.

NOTE 1 -   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(continued)

Securities Valuation and Revenue Recognition *(continued)*

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Partnership in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Partnership's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Partnership uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Partnership values investments in securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at the bid price on the last business day of the year.

Over-the-counter ("OTC") contracts have market prices that can be observed in the marketplace. The Partnership's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported market price. These securities are included in Level 1 of the fair value hierarchy for actively traded markets and Level 2 of the fair value hierarchy for markets that are not actively traded.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(continued)

Securities Valuation and Revenue Recognition *(continued)*

Restricted securities of publicly traded companies are valued at the fair value of the public company's publicly traded securities less a discount. The Partnership discounts the unrestricted fair values based upon various factors such as the length of the restriction period. These securities are included in Level 2 of the fair value hierarchy.

The Partnership's investments may include investments in private companies which can consist of direct private equity investments. The transaction price, excluding transaction costs, is typically the Partnership's best estimate of fair value at inception. When evidence supports a change to the carrying value from the transaction price, adjustments are made to reflect expected exit values. Ongoing reviews by the Partnership's management are based on an assessment of each underlying investment, incorporating valuations that consider the evaluation of financing and sale transactions with third parties, comparable transactions and the overall stability of the principal market where the security would trade if the security were public. These non-public securities are included in Level 3 of the fair value hierarchy.

Transfers between the fair value hierarchy levels are determined using the fair value on the actual date of circumstance that caused the transfer.

Foreign Currency

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Foreign currency translation adjustments arise from changes in the fair values of assets and liabilities, other than investments in securities, resulting from changes in exchange rates. This amount is reported as interest and other income in the statement of income.

Furniture, Equipment and Leasehold Improvements

Furniture and equipment are depreciated on a declining balance basis over the expected useful life which ranges from 1 to 5 years. Leasehold improvements are amortized on a straight line basis over the life of the lease term.

Profit and Loss Allocations

Profits and losses from operations are allocated to partners based on the Agreement of Limited Partnership, dated September 27, 1993. The Agreement of Limited Partnership generally provides for this allocation to be made based on the respective partners' capital accounts.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Partnership has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Stock-based Compensation

On June 2, 2011, the Partnership adopted an Equity Incentive Plan ("EIP") for its US employees. The Partnership may allocate common shares of its ultimate shareholder, SII, to employees as either (i) restricted stock, (ii) unrestricted stock or (iii) restricted stock units ("RSUs"), the resulting common shares of which will be issued from the treasury of SII.

The Partnership uses the fair value method to account for equity settled share-based payments with employees. Compensation expense is determined using the closing price of SII stock on the day the RSU is granted and is recognized over the vesting period with a corresponding increase to partners' capital. RSUs vest in installments which require a graded vesting methodology to account for these share-based awards. On the conversion of the RSUs to common stock, SII issues the capital stock on behalf of the partnership.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(continued)

Income Taxes

The financial statements do not include a provision for United States federal, state or local income taxes because the Partnership is not a taxable entity and its partners are taxed on their respective share of partnership earnings.

Leases

The Partnership records its operating lease in accordance with Topic 842, Leases, and recognizes a right of use lease asset and lease liability in the statement of financial condition. Subsequent amortization of the right-of-use asset and accretion of the lease liability for an operating lease is recognized as a single lease cost, on a straight-line basis, over the lease term. Right-of-use assets are assessed for impairment in accordance with long-lived asset impairment policy. The Partnership used the practical expedient when applying ASC 842 for short-term leases under 12 months and low-value assets such as IT equipment, with lease payments being expensed as they are incurred.

New accounting standards

The Partnership monitors new standards, amendments to standards and interpretations, which are relevant to the partnership. The Partnership did not adopt any new accounting standards for the year ended December 31, 2022.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2022, the Partnership had net capital and net capital requirements of $3,081,212 and $250,000, respectively. The Partnership's net capital ratio (aggregate indebtedness to net capital) was 0.23 to 1. According to Rule 15c3-1, the Partnership's net capital ratio shall not exceed 15 to 1.

NOTE 3 - FAIR VALUE MEASUREMENTS

The Partnership's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820. See Note 1 for a discussion of the Partnership's policies.

The following table presents information about the Partnership's assets measured at fair value and its categorization in the fair value hierarchy as of December 31, 2022:

	Level 1	Level 2	Level 3	Balance as of December 31, 2022
Assets:				
Public equities	$ 16,067	—	—	16,067
Common share purchase warrants	—	—	14,897	14,897
Securities owned, at fair value	**$ 16,067**	**$ —**	**$ 14,897**	**$ 30,964**

During the year ended December 31, 2022, $Nil was transferred between Level 2 and Level 1 and $11,614 was transferred from Level 2 to Level 3 due to the impact on historical volatility of the underlying security on the fair value of warrants.

To assess the valuation of its level 3 securities, the Partnership uses pricing models such as Black-Scholes, and incorporates all available market observable inputs, as well as historical volatility. A 10% change in the significant unobservable input (volatility) would lead to an impact of $2,133 on net income.

NOTE 4 -   *LEASES*

During the year, the Partnership entered into a short team lease arrangement for its office premise. This short-term lease replaced the existing long-term non-cancellable lease which expired in June 2022. The Partnership's lease expense for operating lease payments are recognized on a straight-line basis over the lease term. As the Partnership's office premise long term lease agreement did not provide an implicit rate of return, the Partnership had used its incremental borrowing rate in determining the present value of lease payments.

Lease cost of $361,478 is recognized in the statement of income. As of December 31, 2022, the Partnership had no lease liabilities.

NOTE 5 -   *RELATED PARTY TRANSACTIONS*

The Partnership is affiliated with Resource Capital Investment Corporation ("RCIC") through common ownership. RCIC is the general partner of 8 investment partnerships: Exploration Capital Partners 2000 Limited Partnership, Exploration Capital Partners 2012 Limited Partnership, Exploration Capital Partners 2014 Limited Partnership, Resource Income Partners Limited Partnership, Natural Resource Income Investing Limited Partnership, Sprott Natural Resource Lending Fund 2016 LP, Sprott Rights & PIPES I and Sprott Rights & PIPES VII (collectively "Exploration"). For the year ended December 31, 2022, RCIC reimbursed the Partnership $275,180 for its portion of selling, general, administration and compensation overhead. As of December 31, 2022, the Partnership has a receivable from RCIC for $216,914.

The Partnership receives fees charged for the execution of purchases and sales of securities from Exploration. For the year ended December 31, 2022, the Partnership received $74,757 in commissions and trading fees from investment partnerships.

The Partnership is also affiliated with Sprott Asset Management USA ("SAM USA") by virtue of common ownership. The Partnership receives a fee for providing back office management and administrative services. For the year ended December 31, 2022, the Partnership earned $1,131,074 for the performance of such services and had a receivable from SAM USA of $887,851 of which $287,935 relates to salaries paid on behalf of SAM USA, $91,540 relates to back office management and $508,376 relates to administrative services. As of December 31, 2022, the Partnership had a payable to SAM USA of $50,797 for fees received from the clearing broker related to management fees earned by SAM USA.

The Partnership pays the general partner a management fee of $3,000 each calendar quarter. For the year ended December 31, 2022, the Partnership paid management fees of $12,000 of which $1,000 remained payable to SGRIL Holdings at December 31, 2022. As of December 31, 2022, the Partnership has other receivable from SGRIL Holdings of $Nil.

The Partnership is affiliated with Sprott Capital Partners LP ("SCP"), a subsidiary of SII. The Partnership participates from time to time in the selling of SCP brokered business and is paid a fee for this service. In addition, the Partnership pay expenses on behalf of SCP. As of December 31, 2022, the Partnership had a receivable of $30 and a payable to SCP of $Nil. In October 2020, the Partnership enter into brokerage service agreement with SCP where the Partnership receives fee for chaperoned transactions settled by Partnership on behalf of the SCP. Under the terms of the agreement, the Partnership charged SCP $43,161 chaperon fees, of which $Nil was receivable as at December 31, 2022.

The Partnership is affiliated with SII. The Partnership is charged certain expenses by SII and subsequently reimburses these costs to SII. For the year ended December 31, 2022, the Partnership was charged $410,136 of head office costs and had a payable to SII of $38,592. The Partnership also recovers expenses from SII for general, administration and compensation overheads. For the year ended December 31, 2022, the Partnership paid $153,502 on SII's behalf of which $660 is receivable at year end.

The Partnership is also affiliated with Sprott Asset Management LP ("SAM"), a subsidiary of SII. In the normal course of business, SAM and the Partnership incur expenses on each other's behalf which are reimbursed on a periodic basis. For the year ended December 31, 2022, the Partnership incurred $59,674 of costs on behalf of SAM while SAM incurred costs of $44,452 on behalf of the Partnership. As of December 31, 2022, the Partnership has a payable of $920 to SAM and a receivable of $89,278.

The Partnership is affiliated with Sprott Resource Lending Partnership ("SRLP"), a subsidiary of SII. In the normal course of business, SRLP and the Partnership may incur expenses on each other's behalf which are reimbursed on a periodic basis. For the year ended December 31, 2022, the Partnership incurred $134,903 of costs on behalf of SRLP while SRLP incurred costs of $3,351 on behalf of the Partnership. As of December 31, 2022, the Partnership has a receivable of $120,928 and payable of $Nil.

In the normal course of business, the Partnership and other subsidiaries of SII may incur expenses on each other's behalf which are reimbursed on a periodic basis.

As of December 31, 2022, the Partnership has additional receivables from wholly-owned subsidiaries of SII as follows:

	December 31, 2022
Sprott Consulting LP	11,951
Sprott Resource Lending Corp	209,145
Sprott US Holding	16,374
Sprott Royalty & Streaming Corp	12,435
Sprott Canada Holding Inc	9,385

As of December 31, 2022, the Partnership has additional payables to wholly-owned subsidiaries of SII as follows:

	December 31, 2022
RCIC	21,363
Sprott Canada Holding Inc	29,001
Sprott US Holding	1,008

NOTE 6 -   SUBSEQUENT EVENTS

The Partnership has performed an evaluation of subsequent events that have occurred subsequent to the statement of financial condition date and through to March 27, 2023 which is the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments in these financial statements.

SUPPLEMENTARY INFORMATION

SPROTT GLOBAL RESOURCE INVESTMENTS, LTD.
SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM
NET CAPITAL RULE 15c3-3
UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

Partners' capital	$	**5,138,543**
LESS		
Nonallowable assets:		
Petty cash		464
Furniture, equipment and leasehold improvements, net		69,065
Other assets		363,998
Receivable from affiliates		1,574,951
Securities owned		30,964
Total non-allowable assets		2,039,442
Other charges		998
Net capital before haircuts on securities and money market accounts		3,098,103
Haircuts on foreign currency holdings		931
Haircuts on money market accounts		15,960
NET CAPITAL		3,081,212
Minimum requirements of 6-2/3% of aggregate indebtedness of $46,317 or $250,000, whichever is greater		250,000
Excess net capital	$	**2,831,212**
AGGREGATE INDEBTEDNESS:		
Commissions and salaries payable	$	272,130
Accrued expenses and other liabilities		279,951
Payable to affiliates		142,681
TOTAL AGGREGATE INDEBTEDNESS	$	**694,762**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**0.23 to 1**

NOTE: There are no material differences between the above computation of net capital and the corresponding amended computation as submitted by the Partnership on February 24, 2023 with the unaudited Form X-17A-5 as of December 31, 2022.

SPROTT GLOBAL RESOURCE INVESTMENTS, LTD.
SCHEDULE II - COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENT
PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

DECEMBER 31, 2022

The Partnership is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 under paragraph (k)(2)(ii) of that Rule.



KPMG LLP
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto, ON M5H 2S5
Canada
Tel 416-777-8500
Fax 416-777-8818

Report of Independent Registered Public Accounting Firm

The Board of Directors
Sprott Global Resource Investments, Ltd.:

We have reviewed management's statements, included in the accompanying Sprott Global Resource Investments, Ltd.'s Exemption Report (the Exemption Report), in which (1) Sprott Global Resource Investments, Ltd. (the Partnership) identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Partnership claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the exemption provisions); and (2) the Partnership stated that it met the identified exemption provisions throughout the year ended December 31, 2022 without exception. The Partnership's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Partnership's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
March 27, 2023



Sprott

Sprott Global Resource Investments, Ltd.'s Exemption Report

March 10, 2023

Sprott Global Resource Investments, Ltd. (the "Partnership") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Partnership states it has met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) from January 1, 2022 to December 31, 2022, without exception.

Very truly yours,

Sprott Global Resource Investments, Ltd.

DocuSigned by:
F391695088C3493...

Mr. Robert Villaflor
Chief Executive Officer

____

Ms. Natalia Yermolina
FINOP



KPMG LLP
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto, ON M5H 2S5
Canada
Tel 416-777-8500
Fax 416-777-8818

Report of Independent Registered Public Accounting Firm

The Board of Directors
Sprott Global Resource Investments, Ltd.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Sprott Global Resource Investments, Ltd. (the Partnership) for the year ended December 31, 2022.The Partnership's management is responsible for its Form SIPC-7 and its compliance with the applicable instructions on Form SIPC-7.

Management of the Partnership has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and the SIPC in evaluating the Partnership's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, the SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. No other parties have agreed to or acknowledged the appropriateness of these procedures for the intended purpose or any other purpose.

The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures for the intended purpose is solely the responsibility of those parties specified in this report and we make no representation regarding the sufficiency of the procedures described below either for the intended purpose or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and noted cash disbursements exceeded the listed assessment payments in Form SIPC-7 by $33;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2022, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2022, and noted no difference;



3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, and noted no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences.

We were engaged by the Partnership to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States).

We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Partnership's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Partnership and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Partnership and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
March 27, 2023

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 2022

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

47039 FINRA DEC
SPROTT GLOBAL RESOURCE INVESTMENTS LTD
10910PALOMAR POINT WAY STE 200
CARLSBAD, CA 92008-5578
ATTN: NATALIA YERMOLINA

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Natalia Yermolina (647)241-7427

2. A.	General Assessment (item 2e from page 2)	$4,821
B.	Less payment made with SIPC-6 filed (**exclude interest**) July 27, 2022 (Date Paid)	(2,992)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	1,829
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$
G.	**PAYMENT: √ the box** **Check mailed to P.O. Box** ☐ **Funds Wired** ☑ **ACH** ☐ **Total (must be same as F above)** $1,829	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Sprott Global Resource Investments, Ltd
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 16 day of March, 2023.

Natalia Yermolina, FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning _____
and ending _____

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 3,886,149

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.   46,929

        Total additions   46,929

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   713,400

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.   5,444

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

        (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _____

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _____

        Enter the greater of line (i) or (ii)

        Total deductions   718,844

2d. SIPC Net Operating Revenues $ 3,214,234

2e. General Assessment @ .0015 $ 4,821

        (to page 1, line 2.A.)

SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) *Line 2a* For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) *Adjustments* The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) *Additions* Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) *Deductions* Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. *Interest on Assessments.* If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e) (4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope, pay via ACH Debit Authorization through SIPC's ACH system at www.sipc.org/for-members/assessments or wire the payment to:

On the wire identify the name of the firm and its SEC Registration 8-# and label it as "for assessment." Please fax a copy of the assessment form to (202)-223-1679 or e-mail a copy to form@sipc.org on the same day as the wire.

From Section 16(9) of the Act:

The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:

The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):

The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:

For purpose of this article:
(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

ASE	American Stock Exchange, LLC	FINRA	Financial Industry Regulatory Authority
CBOE	Chicago Board Options Exchange, Incorporated	NYSE	Arca, Inc.
CHX	Chicago Stock Exchange, Incorporated	NASDAQ	OMX PHLX
		SIPC	Securities Investor Protection Corporation